            UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                     Under the Securities Exchange Act of 1934

                                Ivany Mining, Inc.
                                 (Name of Company)

                          Common Stock, $0.001 par value
                          (Title of Class of Securities)

                                     465819100
                       (CUSIP Number of Class of Securities)

                                 Gregory I. Porges
                          Spectra Capital Management, LLC
                            595 Madison Ave. 37th Floor
                                New York, NY 10022
                                  (212) 857-9300
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 September 4, 2008
                           (Date of Event which Requires
                             Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

            SCHEDULE 13D

-----------------------------------------         -----------------------
CUSIP NO.      465819100                          PAGE 2 OF 7 PAGES
-----------------------------------------         -----------------------

-------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Spectra Capital Management, LLC               20-1000866
-------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                          (b) [ ]
-------------------------------------------------------------------------
  3    SEC USE ONLY
-------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       WC
-------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                     [ ]
-------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
-------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                       0
                ----------------------------------------------------------
  NUMBER OF       8    SHARED VOTING POWER
    SHARES
BENEFICIALLY      1,975,875 shares of Common Stock
   OWNED BY
     EACH         Warrants to purchase 2,000,000 shares of Common Stock
  REPORTING            (see Item 5)
PERSON WITH    ----------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER
                       0
                ----------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                  1,975,875 shares of Common Stock
                  Warrants to purchase 2,000,000 shares of Common Stock
                       (see Item 5)
-------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
      1,975,875 shares of Common Stock
      Warrants to purchase 2,000,000 shares of Common Stock (see Item 5)
-------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
-------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
      14.3% (see Item 5)
-------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      OO
-------------------------------------------------------------------------

                                   SCHEDULE 13D

-----------------------------------------         -----------------------
CUSIP NO.      465819100                          PAGE 3 OF 7 PAGES
-----------------------------------------         -----------------------

-------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Arclight Capital LLC           [ ]
-------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                          (b) [ ]
-------------------------------------------------------------------------
  3    SEC USE ONLY
-------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       WC
-------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                     [ ]
-------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
-------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                       0
                ----------------------------------------------------------
  NUMBER OF       8    SHARED VOTING POWER
   SHARES
BENEFICIALLY      1,976,468 shares of Common Stock
  OWNED BY
    EACH          Warrants to purchase 2,000,000 shares of Common Stock
  REPORTING            (see Item 5)
PERSON WITH    ----------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER
                       0
                ----------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                  1,976,468 shares of Common Stock
                  Warrants to purchase 2,000,000 shares of Common Stock
                       (see Item 5)
-------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
      1,976,468 shares of Common Stock
      Warrants to purchase 2,000,000 shares of Common Stock (see Item 5)
-------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES* [ ]
-------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.3% (see Item 5)
-------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      OO
-------------------------------------------------------------------------

                                   SCHEDULE 13D

-----------------------------------------         -----------------------
CUSIP NO.      465819100                          PAGE 4 OF 7 PAGES
-----------------------------------------         -----------------------

-------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Gregory I. Porges
-------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                          (b) [ ]
-------------------------------------------------------------------------
  3    SEC USE ONLY
-------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       AF
-------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                     [ ]
-------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
-------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                       0
                ----------------------------------------------------------
  NUMBER OF       8    SHARED VOTING POWER
   SHARES
BENEFICIALLY      1,975,875 shares of Common Stock
  OWNED BY
    EACH          Warrants to purchase 2,000,000 shares of Common Stock
  REPORTING            (see Item 5)
PERSON WITH    ----------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER
                       0
                ----------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                  1,975,875 shares of Common Stock
                  Warrants to purchase 2,000,000 shares of Common Stock
                       (see Item 5)
-------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
      1,975,875 shares of Common Stock
      Warrants to purchase 2,000,000 shares of Common Stock (see Item 5)
-------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
-------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.3% (see Item 5)
-------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------

                                   SCHEDULE 13D

-----------------------------------------         -----------------------
CUSIP NO.      465819100                          PAGE 5 OF 7 PAGES
-----------------------------------------         -----------------------

-------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Andrew Burton
-------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                          (b) [ ]
-------------------------------------------------------------------------
  3    SEC USE ONLY

-------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       AF
-------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                     [ ]
-------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
-------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                       0
                ----------------------------------------------------------
  NUMBER OF       8    SHARED VOTING POWER
   SHARES
BENEFICIALLY      3,952,343 shares of Common Stock
  OWNED BY
    EACH          Warrants to purchase 4,000,000 shares of Common Stock
  REPORTING            (see Item 5)
PERSON WITH    ----------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER
                       0
                ----------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       3,952,343 shares of Common Stock
                       Warrants to purchase 4,000,000 shares of Common Stock
                       (see Item 5)
-------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
      3,952,343 shares of Common Stock
      Warrants to purchase 4,000,000 shares of Common Stock (see Item 5)
-------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
-------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      26.7% (see Item 5)
-------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------

        This Schedule 13D/A is being filed by Spectra Capital Management, LLC
("SPECTRA CAPITAL MANAGEMENT"), Arclight Capital LLC ("ARCLIGHT CAPITAL"),
Gregory I. Porges ("MR. PORGES") and Andrew Burton ("MR. BURTON" and, together with Spectra Capital Management, Arclight Capital and Mr. Porges, the "REPORTING
PERSONS") relating to the Common Stock, par value $0.001 per share (the "Common
Stock"), of Ivany Mining, Inc., a Delaware corporation (the "COMPANY"). Unless the context otherwise requires, references herein to the "Shares" are to the
Common Stock of the Company. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is attached as Exhibit A to the Schedule
13D that the Reporting Persons filed with the Securities and Exchange Commission on January 25, 2008.

        Each Reporting Person disclaims beneficial ownership of all shares of
Common Stock, other than those reported herein as being owned by it. Mr. Porges is the Managing Member of Spectra Capital Management.  Accordingly, Mr. Porges
may be deemed to be the beneficial owner of the Shares held by Spectra Capital
Management for purposes of Rule 13d-3 under the Exchange Act. Mr. Burton is the
Manager of Spectra Capital Management and the Managing Member of Arclight
Capital. Accordingly, Mr. Burton may be deemed to be the beneficial owner of the
Shares held by Spectra Capital Management and Arclight Capital for purposes of
Rule 13d-3 under the Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

   (a) The percentages used herein, and in the rest of Item 5, are based upon
(i) the 25,751,877 Shares stated to be outstanding by the Company as of February
16, 2009 in the Company's Form 10-Q, filed with the SEC on February 23, 2009 and
(ii) the amount of exercisable securities beneficially owned by the Reporting
Person.  As of the date of this Schedule 13D/A, Spectra Capital Management may be deemed to beneficially own 3,975,875 Shares (including 2,000,000 Shares issuable upon exercise of the Warrants), representing approximately 14.3% of the Shares outstanding. Arclight Capital may be deemed to beneficially own 3,976,468 Shares
(including 2,000,000 Shares issuable upon exercise of the Warrants), representing approximately 14.3% of the Shares outstanding. Mr. Burton may be deemed to beneficially own 7,952,343 Shares (including 4,000,000 Shares issuable upon exercise of the Warrants), representing approximately 26.7% of the Shares outstanding. Mr. Porges may be deemed to beneficially own 3,975,875 Shares
(including 2,000,000 Shares issuable upon exercise of the Warrants), representing approximately 14.3% of the Shares outstanding.

   The Company has extended the termination date of the Warrants to January 11,
2010. The Reporting Persons filed the Warrants as Exhibits F and G to the
Schedule 13D they filed with the Commission on January 25, 2008.  The Company has not issued new Warrant certificates with respect to this extension of the termination date.

        The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

 (b) Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

   (c) During the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons.

        (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.

                                    SIGNATURES

       After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 2009

SPECTRA CAPITAL MANAGEMENT, LLC

BY: /s/ Gregory I. Porges
-------------------------------
By: Gregory Porges
Title: Managing Member

ARCLIGHT CAPITAL LLC

BY: /s/ Andrew Burton
-------------------------------
By: Andrew Burton
Title: Managing Member

GREGORY I. PORGES

/s/ Gregory I. Porges
-------------------------------

ANDREW BURTON

/s/ Andrew Burton
-------------------------------